EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Replidyne, Inc.:
We consent to the use of our report dated April 4, 2006, except as to Note 1(e) as to which the date is June    , 2006, with respect to the balance sheets of Replidyne, Inc. as of December 31, 2004 and 2005, and the related statements of operations; preferred stock, stockholders’ deficit, and comprehensive loss; and cash flows for each of the years in the three-year period ended December 31, 2005 and for the period from December 6, 2000 (inception) to December 31, 2005, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
Boulder, Colorado
June   , 2006
The foregoing consent is in the form that will be signed upon completion of the reverse stock split described in Note 1(e) to the financial statements.
/s/ KPMG LLP
Boulder, Colorado
June 21, 2006